                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                               GETTY REALTY CORP.
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                              (Name of Issuer)

                                 Common Stock,
                           par value $0.01 per share
                                      and
         Series A Participating Convertible Redeemable Preferred Stock,
                           par value $0.01 per share
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                       (Title of Class of Securities)

                          374297 10 9 and 374297 20 8
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                                 (CUSIP Number)

                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                               Page 1 of 6 Pages

CUSIP No. 374297 10 9 and 374297 20 8          13G             PAGE 2 OF 6 PAGES
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COMMON STOCK
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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Leo Liebowitz
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        New York
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    Number of
                           5       Sole Voting Power

     Shares                        2,140,239
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   218,437 (disclaims beneficial ownership of
                                   these shares)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,140,239
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   218,437 (disclaims beneficial ownership of
    Person With                    these shares)
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,358,676
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 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        10.5%
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 12     Type of Reporting Person (See Instructions)

        IN
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CUSIP No. 374297 10 9 and 374297 20 8          13G             PAGE 3 OF 6 PAGES
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SERIES A PARTICIPATING CONVERTIBLE REDEEMABLE PREFERRED STOCK
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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Leo Liebowitz
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


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  4     Citizenship or Place of Organization

        New York
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    Number of
                           5       Sole Voting Power

     Shares                        205,133
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   350,198 (disclaims beneficial ownership of
                                   75,306 of these shares)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        205,133
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   350,198 (disclaims beneficial ownership of
    Person With                    75,306 of these shares)
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        555,331
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        19.2%
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 12     Type of Reporting Person (See Instructions)

        IN
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CUSIP No. 374297 10 9 and 374297 20 8          13G             PAGE 4 OF 6 PAGES
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Item 1(a).  Name Of Issuer:

         Getty Realty Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         125 Jericho Turnpike, Suite 103
         Jericho, New York 11753

Item 2(a).  Name of Person Filing:

         Leo Liebowitz

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  Getty Realty Corp.
                  125 Jericho Turnpike, Suite 103
                  Jericho, New York 11753

Item 2(c).  Citizenship:

         New York

Item 2(d).  Title of Class of Securities:

         Common stock, par value $0.01 per share, and

         Series A Participating Convertible Redeemable Preferred Stock, par value $0.01 per share

Item 2(e).  CUSIP Numbers:

         374297 10 9 and 374297 20 8, respectively

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

         (a)  [ ]  Broker or dealer registered under Section 15 of the Act

         (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

         (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act

         (e)  [ ]  An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

CUSIP No. 374297 10 9 and 374297 20 8          13G             PAGE 5 OF 6 PAGES
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         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership

Common Stock

         (a)      Amount Beneficially Owned:
                  As of December 31, 2001:  2,358,676 shares

         (b)      Percent of Class:  10.5 %

         (c)      Number of shares as to which the person has:

                  (i)      sole power to vote or direct the vote:  2,140,239

                  (ii) shared power to vote or direct the vote: 218,437 (disclaims beneficial ownership of these shares)

                  (iii) sole power to dispose or to direct the disposition of: 2,140,239

                  (iv) shared power to dispose or to direct the disposition of: 218,437 (disclaims beneficial ownership of these shares)

Series A Participating Convertible Redeemable Preferred Stock

         (a)      Amount Beneficially Owned:
                  As of December 31, 2001:  555,331 shares

         (b)      Percent of Class:  19.2 %

         (c)      Number of shares as to which the person has:

                  (i)      sole power to vote or direct the vote:  205,133

                  (ii) shared power to vote or direct the vote: 350,198 (disclaims beneficial ownership of 75,306 of these shares)

                  (iii) sole power to dispose or to direct the disposition of: 205,133

CUSIP No. 374297 10 9 and 374297 20 8          13G             PAGE 6 OF 6 PAGES
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                  (iv) shared power to dispose or to direct the disposition of: 350,198 (disclaims beneficial ownership of 75,306 of these shares)

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 28, 2002                      /s/ Leo Liebowitz
                                              -----------------
                                              Leo Liebowitz